

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

R. Andrew White
Chief Executive Officer
SEP Acquisition Corp.
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098

> **Re: SEP Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed September 22, 2023**
> **File No. 333-274653**

Dear R. Andrew White:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4, filed September 22, 2023

Market and Industry Data, page 5

1. We note your statement that "[a]lthough both SEPA and SANUWAVE believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

Questions and Answers About the SEPA Stockholder Proposals
Q. Why am I receiving this proxy statement/prospectus?, page 7

2. We note your disclosure that the NTA Proposal would "remove from the Current Charter the redemption limitation contained under Section 9.2(a) of the Current Charter

     preventing SEPA from redeeming shares of its Class A Common Stock, if it would have less than $5,000,001 of net tangible assets," and that "because they are cross-conditioned on each other, the NTA Proposal will be approved and adopted only if the Business Combination Proposal is approved." We also note your disclosure on page 83 that "[b]ecause the Class A Common Stock would not be deemed to be a "penny stock" pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, SEPA is presenting the NTA Proposal to facilitate the consummation of the Business Combination." Please specify which other provisions of Rule 3a51-1 you believe would apply. To the extent you would be relying on the fact that securities of the Combined Company are or will be listed on a national securities exchange, please note that if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the Business Combination or the Business Combination's closing.

Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 9

3.   We note that the outstanding in-the-money warrants and options of SANUWAVE will be converted into warrants and options for shares of Class A common stock based on the Conversion Ratio. However, your disclosure notes that the out-of-the-money warrants and options of SANUWAVE will be converted "subject to certain adjustments that are described in the Merger Agreement" and will not be reserved for issuance from the Merger Consideration. Please quantify the total number of out-of-the-money warrants and options that are expected to be outstanding after the Closing when noting the potential for additional dilution along with any material assumptions. Please also briefly describe the adjustments to be made under the Merger Agreement and if such adjustments are expected to materially change the aggregate number of shares underlying such out-of-the-money options and warrants. In this regard, we note that while the exercise of 80% or more of the SANUWAVE Warrants (measured by number of shares of SANUWAVE Common Stock into which such SANUWAVE Warrants may be exercised) is a condition to the closing of the merger, your disclosure on page 217 states that your PIPE Warrants are currently exercisable to purchase an aggregate of 1.07 billion shares of SANUWAVE Common Stock, among various other outstanding warrants exercisable for millions of additional shares.

4.   We note that the exercise of 80% or more of the SANUWAVE Warrants (measured by number of shares of SANUWAVE Common Stock into which such SANUWAVE Warrants may be exercised) and conversion of 80% or more of the SANUWAVE Convertible Notes are conditions to the closing of the merger. Please note whether you have entered into any agreement or had discussions with any warrant and note holders regarding the exercise of their warrants and conversion of their notes in connection with the Business Combination. If so, please describe such agreements or discussions. To the extent material, please include specific risk factor disclosure about these closing conditions and the risk that warrant holders may choose not to exercise their warrants and convertible note holders may choose note to convert their notes (we note that a covenant in the Merger Agreement is for SANUWAVE to use its commercially reasonable efforts to negotiate with the holders to cause the SANUWAVE Warrants and SANUWAVE Convertible Notes to be amended, exercised, converted or exchanged). Please explain if you expect SANUWAVE would receive additional proceeds from the exercise of 80% of your outstanding warrants and, to the extent possible, please quantify or estimate such additional funding. Finally, please identify the holder or holders of the PIPE Warrants.

5.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders, not just the ownership percentage, by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note your disclosure on page 223: "If SANUWAVE lists its shares of SANUWAVE Common Stock on The Nasdaq Capital Market, then, upon the approval of the board of directors, all principal and accrued and unpaid interest under the PIPE Notes shall automatically convert into SANUWAVE Common Stock at the then effective conversion price." Please clarify if this table on page 10 reflects the conversion of these notes.

Q. Will SEPA enter into any financing arrangements in connection with the Business Combination?, page 11

6.   We note your disclosure that SEPA and SANUWAVE intend to enter into PIPE Subscription Agreements with PIPE Investors for an estimated aggregate amount of $5,184,880 for 518,488 shares of Class A Common Stock at a price of $10.00 per share in a private placement in SEPA to be consummated simultaneously with the Closing. Please note whether you have entered into subscription agreements or have otherwise received commitments for the PIPE Investment. If you do not expect to enter into binding subscription agreements for the full $5,184,880 prior to the date the proxy statement/prospectus is mailed to stockholders, please state this clearly and include risk

factor disclosure noting that you may be unable to raise the funds necessary to satisfy the Minimum Cash Condition.

Q. May the Sponsor, SEPA's directors, officers, or their affiliates purchase shares in connection with the Business Combination?, page 16

7.   We note your disclosure indicating that the Sponsor and SEPA's directors, officers, or their affiliates may engage in public market purchases, as well as private purchases, of your securities. Please provide your analysis on how such purchases will comply with Rule 14e-5. In this regard, we note your statement that "such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account." To the extent you intend to rely on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Summary of the Proxy Statement/Prospectus, page 21

8.   We note that the audit opinions for SEPA and SANUWAVE include paragraphs related to substantial doubt about the ability of SEPA and SANUWAVE, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the summary section.

9.   Please revise to provide the information required by Item 4 of Form S-4. Be sure to include disclosure concerning the no solicitation and termination fees in the Merger Agreement.

Summary of the Proxy Statement/Prospectus
Parties to the Business Combination
SANUWAVE, page 22

10.   We note that your summary section only appears to discuss the positive aspects of SANUWAVE's business. The prospectus summary should provide a brief, but balanced, description of the key aspects of SANUWAVE's business as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the SANUWAVE's experience, strategy, and prospects. In particular, please revise the summary to note, as stated elsewhere in the proxy statement/prospectus, that SANUWAVE has experienced negative operating cash flows since its inception and that the continuation of SANUWAVE's business is dependent upon raising additional capital to fund operations.

11.   We note your statement here that "SANUWAVE's two primary systems are UltraMIST ® and PACE ®. UltraMIST and PACE are the only two Food and Drug Administration ("FDA") approved directed energy systems for wound healing" and your statement on page 66 that "in 2019, Tissue Regeneration Technologies, LLC (DBAS SoftWave) obtained clearance from the U.S. Food and Drug Administration ("FDA") for treatment of diabetic foot ulcers using non-focused shockwaves, as a 510(k) submission based on

        SANUWAVE's PACE system de novo clearance." Please clarify if Tissue Regeneration Technologies product is also an approved directed energy systems for wound healing. Revise to define "directed energy systems for wound healing" and state whether this is a term of art, industry term or something else.

12.   We note your statement on page 22 that "UltraMIST and PACE are the only two Food and Drug Administration ("FDA") approved directed energy systems for wound healing" and "[t]he UltraMIST system treatment must be administered by a healthcare professional. This proprietary technology has been cleared by the FDA for the promotion of wound healing through wound cleansing and maintenance debridement combined with ultrasound energy deposited inside the wound that stimulated tissue regeneration." Please revise to clarify whether these products are approved or cleared by the FDA and list all jurisdictions in which you have regulatory approval or clearance.

Risk Factors

Risks Related to SEPA

SEPA may be deemed a "foreign person" under the regulations relating to CFIUS..., page 57

13.   We note your disclosure that "SEPA does not believe that either SEPA or its Sponsor constitutes a "*foreign person*" under CFIUS rules and regulations." With a view toward disclosure, please tell us whether SANUWAVE or anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

SANUWAVE's recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 63

14.   We note your disclosure on page 63: "The operating losses and the events of default on SANUWAVE's notes payable indicate substantial doubt about SANUWAVE's ability to continue as a going concern for a period of at least twelve months from the filing of SANUWAVE's Quarterly Report on Form 10-Q for the three months ended June 30, 2023." Please revise to expand the risks involved with SANUWAVE's default under certain debt instruments.

If SANUWAVE is unable to successfully raise additional capital, its viability may be threatened; however, if SANUWAVE does raise..., page 65

15.   We note that SANUWAVE is currently prohibited from incurring or guaranteeing most kinds of debt issued by public or private investors. We also note your disclosure on page 63 that "[t]he continuation of SANUWAVE's business is dependent upon raising additional capital to fund operations." Please revise to reconcile or further explain these disclosures.

Risk Factors
Risks Related to SANUWAVE
SANUWAVE has entered into an agreement with companies owned by a current board member and stockholder..., page 67

16.   We note your disclosure that "in the event of a change of control of SANUWAVE (as defined in the agreement), the stockholders of PSWC have the right and option to cause SANUWAVE to purchase all of the stock of PSWC, and whereby SANUWAVE has the right and option to purchase all issued and outstanding shares of PSWC." Please note if the current Business Combination with SEPA would constitute a change of control of SANUWAVE under the applicable agreement. Please also revise to describe this agreement and its material terms in the Information about SANUWAVE section.

SANUWAVE generates a portion of its revenue internationally and is subject to various risks relating to its international activities..., page 68

17.   We note your statement that "[a] portion of SANUWAVE's revenue comes from international sources, and SANUWAVE anticipates that it will continue to expand its overseas operations." Please revise to state the amount of revenue that comes from international sources. We also note that presently there is no substantive regulatory discussion of international regulation in the discussion on page 180.

Proposal 2: The Business Combination Proposal
Background of the Business Combination, page 105

18.   We note your disclosure that "management initially focused SEPA's search on targets operating in ecommerce with an emphasis on portfolio companies of private equity and venture capital funds and corporate "spin-offs" and then opened its target industry search criteria in December 2022" and that your IPO prospectus disclosed an intent to focus on the ecommerce sector. Please explain why the target industry search criteria was opened in December 2022. To the extent applicable, please describe any new search criteria used after December 2022.

19.   We note your statement that "[o]n June 6, 2023, SANUWAVE's board of directors reviewed and discussed the six bids received." Please clarify if the six bids received were all from third parties or if SEPA had also submitted a bid. If SEPA submitted a bid, please expand your disclosure to describe the bid submitted.

20.   We note your disclosure that "[s]ubsequent to June 12, 2023, but prior to the signing of the Merger Agreement, SANUWAVE terminated Cohen's engagement as financial advisor." Please expand on this disclosure to note why SANUWAVE terminated Cohen's engagement as financial advisor.

21.   We note your disclosure that on June 21, 2023, "the SANUWAVE board determined that it was in the best interests of SANUWAVE and its SANUWAVE Stockholders to enter

into the letter of intent with SEPA and negotiate exclusively with SEPA on terms of a definitive agreement with respect to a business combination with SEPA." Please expand on this disclosure to explain what consideration the board gave to the other six bids received and why it determined to move forward exclusively with SEPA.

22. We note your statement that "on June 22, 2023, the parties signed a non-binding LOI at a pre-money $125 million enterprise valuation." Please revise to disclose the terms of the LOI and how the parties arrived at this valuation, including the methodology employed in reaching the valuation.

23. When discussing the terms of the drafts of the Merger Agreement exchanged during the approximate seven week period during July and August 2023, please briefly describe the material terms reflected in such drafts and which party proposed which terms, including valuations or aggregate Merger Consideration.

24. Please revise to disclose the following:
   • any discussions with SANUWAVE about the potential loss of clients in the near future or other events that may materially affect SANUWAVE'S prospects for future performance of the business;
   • any discussions about the negotiation and marketing processes for the PIPE. For example, discuss who selected the potential PIPE investors, what relationships the PIPE investors have to SEPA, if any, the Sponsor, SANUWAVE and its affiliates, including whether the Sponsor, or any directors or officers of SEPA or SANUWAVE are slated to be PIPE Investors, and how the terms of the PIPE transactions were determined;
   • whether there were any valuations or other material information about SEPA, SANUWAVE, or the Business Combination provided to potential PIPE investors that have not been disclosed publicly;
   • if the Sponsor and management and affiliates have a track record with SPACs. If so, and if the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;
   • any discussions about continuing employment or involvement for any persons affiliated with SEPA before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors. We note, for example, that SEPA will designate a director to the Combined Company's board; and
   • the negotiation of the arrangements whereby shareholders agree to waive their redemption rights.

Opinion of ValueScope, Inc. as Fairness Opinion Provider, page 112

25.   We note your statement that ValueScope's reports and opinions have been reviewed by the SEC, Internal Revenue Service, and United States Department of Justice. Please remove such statement as it implies approval of such reports and opinions by the named agencies, which is not the case.

26.   Please revise to state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Overview of Key Assumptions and Inputs, page 114

27.   We note your statement on page 114: "ValueScope examined SANUWAVE's prospective operating plans and forecasts included within SANUWAVE's draft July 2023 investor presentation and determined that the key operating forecasts were reasonable based on a review of SANUWAVE's historical performance, an analysis of the industry, and a discussion with SANUWAVE's management." Please revise to disclose these operating forecasts.

28.   Please provide more information concerning the 35 comparable M&A transactions analyzed, including the parties to the transactions and relevant metrics. Note whether any transactions involved materially different circumstances than present here, such as targets that reported materially different revenue than SANUWAVE in recent years. State whether any transactions meeting ValueScope's criteria were excluded. Additionally, it appears ValueScope may have considered companies other than those listed in bullet points on pages 114-115. For all comparisons to other companies please revise to name the companies considered and whether any companies meeting the criteria were excluded. We also note your statement that "[t]he applicable EV/Sales multiple was determined to be 5.0x based on observed pricing of the comparable public companies and transactions in the advanced wound care and medical device industries." Please revise to describe the pricing of the comparable public companies and transactions.

29.   Please revise to describe how you calculated the WACC, the WACC used and the median beta of the selected companies shown. Additionally, revise to provide the equity return assumptions and debt assumptions mentioned.

Material U.S. Federal Income Tax Consequences, page 116

30.   We note your statement that "[t]he following discussion summarizes certain material U.S. federal income tax considerations." Please revise your disclosure throughout the proxy statement/prospectus to clarify that you are addressing the material U.S. federal income tax considerations as opposed to "certain" material U.S. federal income tax considerations.

31. We note your statement that "[t]he parties to the Merger Agreement intend that, for U.S. federal income tax purposes, the Business Combination be treated as a "reorganization" within the meaning of Section 368(a) of the Code." However, it does not appear that your disclosure expresses a conclusion as to whether or not the Business Combination will qualify as a reorganization. Please revise your disclosure to express a conclusion for each material federal tax consequence of the transaction. In this regard, a description of the law or a statement regarding the intended tax consequence is not sufficient.

32. We note your statement on page 123 that "[t]he U.S. federal income tax discussion set forth herein is included for general information only" and on page 17 that "SANUWAVE Stockholders are urged to consult with, and rely solely upon, their own tax advisors as to the specific tax consequences of the Business Combination, including the effects of U.S. federal, state or local, or non-U.S. tax laws." Investors are entitled to rely on the opinions expressed in the proxy statement/prospectus. Accordingly, please remove statements that the tax discussion is for general information only and that stockholders should rely solely upon their own tax advisors.

Unaudited Pro Forma Condensed Combined Financial Information
The Merger and Related Transactions, page 151

33. Please expand your disclosures regarding the merger consideration to SANUWAVE security holders to include a description of the shares to be issued to settle SANUWAVE convertible notes in addition to SANUWAVE's options and warrants.

34. Regarding the table presented on page 151, please separately present the pro forma shares to be outstanding following the Merger as if the transactions were completed as of June 30, 2023, separately from shares underlying dilutive securities that will not be exercised or converted into shares of common stock in connection with the Merger by type of security and holder.

Adjustments related to the Asset-Backed Secured Promissory Note, page 157

35. For adjustment A, please provide a more comprehensive explanation for your accounting for this promissory note and all of its material terms, including the conversion of the bridge notes advance and the initial accounting for the related Side Letter to allow an investor to better understand the corresponding adjustments. Your disclosures should explain why you are amortizing the 33.33% original issue discount at issuance. Also, your disclosures appear to indicate that the warrant liability associated with the Side Letter is $0.4 million. However, there is an adjustment to recognize a warrant liability of $3 million. Please address this inconsistency. Refer to Article 11-02(a)(8) of Regulation S-X.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Asset-Backed Secured Promissory Notes, page 157

36.   We note that the Side Letter SANUWAVE entered into with the purchasers of the Asset-Backed Secured Promissory Notes is triggered by a Fundamental Transaction, which includes a de-SPAC merger. As such, please include any appropriate adjustments for the accounting of the Side Letter, or tell us why the Side Letter is not required to be included as a pro forma adjustment with the merger transaction.

Transaction Accounting Adjustments, page 157

37.   For adjustment C, we note that you are reflecting the purchase of all 518,488 shares of Class A Common Stock at $10 per share under both the no additional redemption and max redemption scenarios. However, your disclosures state, "SEPA may raise more or less than such amount in the PIPE Investment depending on the number of redemptions, market conditions, and other factors." As such, if the PIPE Investors are not required to purchase all of the 518,488 shares of Class A Common Stock immediately prior to the Closing, please address why you are reflecting the purchase of all of the shares under the PIPE Investment for the no additional redemptions scenario. Also address the impact to the terms of the Voting and Non-Redemption Agreements discussed at the end of adjustment J. Refer to Article 11-02(a)(10) of Regulation S-X for guidance.

38.   For adjustment E, we note your disclosure that the SANUWAVE derivative warrant liabilities, convertible promissory notes, and accrued interest converts into 7,793,000 shares of Class A Common Stock. However, your disclosure on page 149 states that 7,793,000 shares of Class A Common Stock will be issued to all SANUWAVE Security Holders, which includes SANUWAVE's common stockholders, in-the-money optionholders, and in-the-money warrantholders. In this regard, we further note that $16.2 million in principal and $2.4 million in accrued interest of August 2022 Convertible Promissory Notes were converted into 464,440,813 shares of SANUWAVE's shares of common stock in August 2023. Please revise your disclosures to address this inconsistency.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
Transaction Accounting Adjustments, page 159

39.   For adjustment EE, please provide an explanation about how you determined the adjustment amount for fiscal year 2022. In this regard, we note that SEPA recognized a $6.6 million gain for its warrant liabilities and SANUWAVE recognized a $9.9 million gain for its warrant liabilities and a $6.5 million gain for its convertible notes derivative warrant liabilities for fiscal year 2022, or a total of $23 million gains, compared to an adjustment of $7.4 million to eliminate the gains. In comparison, we noted that you eliminated all of SEPA's warrant liabilities and the vast majority of SANUWAVE's

warrant liability related to the convertible promissory notes. In comparison, you reversed the majority of the change in fair value recognized during the 6-months ended June 30, 2023. Please also address this comment for adjustment FF. Refer to Article 11-02(a)(8) of Regulation S-X.

Note 4. Net Loss per Share, page 159

40.   Please tell us why you have not also included SANUWAVE's convertible debt securities that are not converted into Class A common stock as part of the merger transaction and SANUWAVE's warrants, both in-the-money and out-of-the-money. Also clarify whether the SANUWAVE options disclosed as excluded securities include in-the-money and/or out-of-the-money options.

Information About SANUWAVE
Company Overview, page 174

41.   We note your statement that "[i]n addition to healthcare uses, our high-energy, acoustic pressure shock waves, due to their powerful pressure gradients and localized cavitational effects, may have applications in secondary and tertiary oil exploitation, for cleaning industrial waters and food liquids, unclogging pipes and filtration systems, and finally for maintenance of industrial installations and underwater structures by disrupting biofilms formation and eliminating fouling." Please expand on this disclosure to note whether to date you have generated any revenue from these applications, or engaged in any licensing and/or partnership opportunities for these applications.

42.   We note your statement that "SANUWAVE experienced a disruption of our supply channels during the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021" and your statement on page 67 that some of SANUWAVE's suppliers have been and will continue to be affected by supply chain problems resulting from the pandemic. Please expand on this statement to explain how the supply-channel disruption impacted SANUWAVE's business, the primary cause or reason for the disruption, and if you expect such disruptions will continue to impact your business going forward.

Our Products and Technologies
PACE Technology for Regenerative Medicine, page 174

43. We note your disclosure that "[w]e believe that our pre-clinical and clinical studies suggest that our PACE technology will be effective in targeted applications. We anticipate that future clinical studies should lead to regulatory approval of our regenerative product candidates in the Americas, Middle East and Africa." Please expand on this disclosure to fully describe the clinical studies you have conducted to date. Additionally, please describe the planned future clinical studies including their current status and expected timing. Finally, please briefly explain what clinical data you expect would be necessary to receive regulatory approval of your regenerative product candidates in the Americas, Middle East and Africa. Revise to also clarify that such approvals may never be obtained.

Developing Product Opportunities - Orthopedic, page 175

44. We refer to your statement that "[w]e plan to submit to the FDA a 510(k) seeking clearance for general indications to address this growing field." Please expand on your disclosure to note when you expect to make this 510(k) submission.

Intellectual Property
Patents, page 176

45. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each of your products, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

46. We note your disclosure regarding a license agreement with HealthTronics, Inc. Please expand your disclosure to explain the relationship between the Company and HealthTronics and to describe the material terms of this agreement and any other material license agreement, such as the license agreement with Celularity mentioned on page 183 ("In May 2021, SANUWAVE received notification alleging that it is not in compliance with the license agreement with Celularity Inc...."). Additionally, please file these license agreements as exhibits to the Registration Statement or explain why you are not required to do so.

Manufacturing and Suppliers, page 176

47. We note your disclosure regarding certain manufacturing supply agreements. Please file these agreements as exhibits to the Registration Statement or explain why you are not required to do so.

Third Party Reimbursement, page 181

48.   Please revise to clearly state the reimbursement status of your marketed products.

Non-GAAP Financial Measures, page 183

49.   Please clarify the basis for your 2023 "Release of historical accrued expenses" adjustment. The impact on Adjusted EBITDA is substantial.

Results of Operations
Management's Discussion and Analysis of Financial Condition and Results of Operations of SANUWAVE, page 184

50.   Please expand your disclosures to clearly communicate the extent to which your 2022 and 2023 revenue variances were impacted by changes in prices and by changes in sales volume. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K.

Beneficial Ownership of Securities, page 205

51.   We note both redemption scenarios assume that no SANUWAVE Warrants or SANUWAVE Convertible Notes are assumed by SEPA at the Closing. If true, please also state that this presentation assumes the exercise of all outstanding warrants prior to the closing. Additionally, please confirm that if all warrant holders were to exercise their outstanding warrants that you do not anticipate any warrant holder becoming a holder of more than 5% of the Combined Company. In this regard, we note that SANUWAVE Securityholders are expected to hold approximately 66% of the Combined Company and your disclosure that your PIPE Warrants are currently exercisable to purchase an aggregate of 1,070,166,082 shares of SANUWAVE Common Stock.

Comparison of Stockholders' Rights, page 226

52.   Your description of the exclusive forum provision in the Combined Company's charter on page 234 does not mention its applicability to Securities Act or Exchange Act claims, whereas on page 223 it says the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please revise to reconcile.

SEP Acquisition Corp.
Note 2. Summary of Significant Accounting Policies
Net Income (Loss) Per Common Share, page F-36

53.   We note that in calculating basic and diluted per share for the Class A common stock, you have reduced the net income allocated to the Class A common stock by the full amount of the gain on waiver of deferred underwriting commissions by underwriter recognized against accumulated deficit. Please provide us with an analysis of the relevant guidance and your specific facts and circumstances that supports your calculation.

Item 21. Exhibits and Financial Statement Schedules, page II-2

54.   It does not appear that you have filed as exhibits any of the material contracts of SANUWAVE that were included in its Registration Statement on Form S-1 that was declared effective on September 29, 2023. To the extent you expect such contracts will constitute material agreements following the Business Combination, please file such agreements as exhibits to the Registration Statement or explain why you are not required to do so.

55.   Please file as exhibits the Transition and Separation Agreement with Mr. Richardson and the Employment Agreement with Mr. Frank.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Tonya Mitchem Grindon, Esq.